Cletha A. Walstrand

Attorney at Law

1322 West Pachua Circle

Ivins, UT  84738

Office: 435-688-7317 Fax: 435-688-7318

cwalstrand@networld.com

December 3, 2008

Ms. Mellissa Duru

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Re:

Transact Energy, Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 29, 2008

File No. 333-151574

Dear Ms. Duru:

Transact Energy Corp., (the “Company”), has received your comment letter dated November 13, 2008, (“comment letter”) pertaining to the above referenced amended registration statement on Form S-1 (the “Registration Statement”).  Amendment No. 4 to the Registration Statement (“Amendment”) is being filed under separate cover. The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Registration Statement Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Registration Statement Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

General

1.

Please be attentive to the need to update the financial statements included in the registration statement.

RESPONSE:

We have revised our registration statement to include our most recent financial statements as request.

2.

We note your response to comment 2. We disagree. Under Industry Guide 7, mineral exploration companies may not call themselves development stage companies. See www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm under Section II F(10) titled “Issues in the Extractive Industry.” As the company does not have a “reserve,” it must be in the “exploration stage,” as defined by Industry Guide 7(a) (1) and (a) (4) (i) respectively. Exploration stage companies are those issuers engaged in the search and evaluation of mineral deposits, which are not engaged in the development of reserves or engaged in production. Please revise your disclosure accordingly.

RESPONSE:

We have revised our registration statement and financial statements to reflect our company is an “exploration stage” company as defined by Industry Guide 7(1)(1) and (a)(4)(i) respectively.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law